Mail Stop 03-06

November 19, 2004


Barry Buchholtz
Chief Executive Officer
Spy Optic, Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

	Re:	Spy Optic, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
		File No. 333-119024

Dear Mr. Buchholtz:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Artwork
1. We reference your response to comment 2. Please note that we may have further comments after reviewing the revised artwork.




Prospectus Summary - Page 1

	Our Target Market - Page 1
2. We note your response to comment 8. Given the price range of your fashion, women-specific and performance sport sunglasses and goggles, and the fact that you sell them through specialty stores to be recognized as a premium brand, it appears that your target market is those individuals within the Generation Y demographic who purchase high-end glasses and/or goggles. Please revise to clarify.

Capitalization - Page 19
3. Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation - Page 23

	Liquidity and Capital Resources - Page 32
4. We note your response to comment 48. Please revise the liquidity section of the MD&A to discuss the fact that the Company was in violation of a financial covenant and obtained a waiver. Disclose the time period that the waiver covers. Describe the covenant that you were not in compliance with and discuss whether you believe you will comply with the covenant in the future. Also, discuss the ramifications of not meeting the requirements of the covenants and the potential consequences.

Consolidated Financial Statements - Page F-1
5. Please revise to update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Note 1. Organization and Significant Accounting Policies - Page F-8
6. We refer to your response to prior comment 45. Supplementally confirm that you do not provide your distributors or dealers with rights of return, price protection, or other sales incentives. If you provide any incentives tell us how you account for them and why revenue recognition at shipment is appropriate. Do you have any post shipment obligations or customer acceptance provisions?

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 824-5266 or Dan Gordon at (202) 942-1880 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at
(202) 824-5661 or me at (202) 942-1880 with any other questions.


			Sincerely,



			Peggy Fisher
						Assistant Director



cc (via facsimile):  Christopher M. Forrester, Esq.
Barry Buchholtz
Spy Optic, Inc.
November 19, 2004
Page 1